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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                               SEQUA CORPORATION
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                               (Name of Issuer)

                      Class B Common Stock, no par value
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                        (Title of Class of Securities)

                                   81732 020
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                                (CUSIP Number)

                           Mrs. Gertrude Rosenkranz
                             c/o Sequa Corporation
                      200 Park Avenue, New York, NY 10166
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 6, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement:  / /

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CUSIP No. 81732 020              SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Gertrude Rosenkranz
     SSN ###-##-####

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /x/
3.   SEC Use Only

4.   Source of Funds

     N/A

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     U.S.

                         7.   Sole Voting Power

                              0
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              139,524
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              0
     With
                         10.  Shared Dispositive Power

                              139,524

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     139,524

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

     4.19%

14.  Type of Reporting Person

     IN

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     Gertrude Rosenkranz hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on September 13, 1996 (the "Schedule") as follows.

     This Schedule relates to the Class B Common Stock, no par value per share (the "Shares") of Sequa Corporation, a Delaware corporation.

     Item 5. Interest in Securities of the Issuer.

     Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

     Ms. Rosenkranz beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 139,524 Shares, or 4.19% of the Shares outstanding as of February 6, 1997.

     Item 5(b) of the Schedule is hereby amended by deleting the 1st full sentence thereof and inserting the following language in its stead:

     Ms. Rosenkranz has shared voting and dispositive power over 150 Shares that she owns directly and jointly with her husband, Mr. Bernard Rosenkranz, and has shared voting and dispositive power over an aggregate of 139,374 Shares held by the September Trust and the March Trust (as defined below).

     Item 5(c) of the Schedule is hereby amended and supplemented by inserting the following text as the second full paragraph thereof:

     Pursuant to the terms of the September Trust and the March Trust, on February 6, 1997 32,748 Shares were released from the September Trust and 78,494 Shares were released from the March Trust. All of such Shares were transferred to Mr. Norman E. Alexander.

     Item 5(e) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

     As a result of the transfers described in Item 5(c) above, Ms. Rosenkranz ceased to be the beneficial owner of more than five percent of the Shares on February 6, 1997.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       /s/ Gertrude Rosenkranz

                                       Gertrude Rosenkranz

Date: February 14, 1997